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                                                                   Exhibit 99.12




                                        February ___, 2002



ABN AMRO Funds
161 North Clark Street
Chicago, Illinois  60601

Ladies and Gentlemen:

         You have requested our opinion regarding certain federal income tax consequences of the reorganization ("Reorganization") by and between the ABN AMRO/TAMRO Small Cap Fund (the "Acquiring Fund") and ABN AMRO/Chicago Capital Small Cap Value Fund (the "Selling Fund"), both series of ABN AMRO Funds, a Delaware business trust (the "Trust"). The Reorganization contemplates the transfer of all of the assets of the Selling Fund in exchange for shares of beneficial interest ("shares") of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Selling Fund. Thereafter, the shares of the Acquiring Fund will be distributed to the shareholders of the Selling Fund and the Selling Fund will be liquidated. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of February __, 2002 (the "Agreement") entered into by the Acquiring Fund and Acquired Fund.

         In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

         Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the effective date of the Reorganization (the "Effective Time"). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

         For the purposes indicated above, and based upon the facts, assumptions and conditions as set forth herein, and the representations made to us by duly authorized officers of the Trust in a letter dated _____________, 2002, it is our opinion that for federal income tax purposes:


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ABN AMRO Funds
February ___, 2002
Page 2




         1. The transfer of all of the Selling Fund's assets in exchange solely for Acquiring Fund shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund followed by the distribution of Acquiring Fund shares to the Selling Fund shareholders in dissolution and complete liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Selling Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund.

         3. No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund's assets to the Acquiring Fund in exchange solely for Acquiring Fund shares and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund or upon the distribution of Acquiring Fund shares to Selling Fund shareholders in exchange for such shareholders' shares of the Selling Fund.

         4. No gain or loss will be recognized by the Selling Fund shareholders who exchange their Selling Fund shares solely for Acquiring Fund shares in the Reorganization.

         5. The tax basis of the Acquiring Fund shares received by a Selling Fund shareholder pursuant to the Reorganization will be the same as the tax basis of Selling Fund shares exchanged therefor by such shareholder. The holding period of Acquiring Fund shares to be received by a Selling Fund shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder, provided the Selling Fund shares are held as capital assets at the time of the Reorganization.

         6. The basis of the Selling Fund's assets acquired by the Acquiring Fund will be the same as the basis of such assets to the Selling Fund immediately before the Reorganization. The holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

                                      FACTS

         Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

         The Selling Fund and Acquiring Fund are each separate series of the Trust and the Trust has been registered and operated since it commenced operations as an open-end, management investment company under the Investment Company Act of 1940 (the "1940 Act") and will



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ABN AMRO Funds
February ___, 2002
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continue to operate as an open-end, management investment company under the 1940
Act. Each of the Selling Fund and Acquiring Fund has qualified and will qualify as a regulated investment company under Section 851 of the Code for each of its taxable years and the Acquiring Fund anticipates so qualifying for all future years, and each has distributed and will distribute all or substantially all of its income so that it and its shareholders have been and will be taxed in accordance with Section 852 of the Code.

         Upon satisfaction of certain terms and conditions set forth in the Agreement on or before the Effective Time, the following will occur: (a) the transfer of all the assets of the Selling Fund in exchange for shares of the Acquiring Fund; (b) the assumption by the Acquiring Fund of the liabilities of the Selling Fund; and (c) the distribution of the Acquiring Fund shares to the shareholders of the Selling Fund. The assets of the Selling Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund.

         As soon as practicable after its closing date (the "Liquidation Date"), the Selling Fund will be liquidated and will distribute all of the Acquiring Fund shares it receives pro rata to its shareholders of record. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of the shareholders of the Selling Fund and transferring to those shareholder accounts the pro rata number of Acquiring Fund shares due each shareholder.

         As a result of the Reorganization, every shareholder of the Selling Fund will own Acquiring Fund shares that would have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Acquired Fund shares immediately prior to the Effective Time. Since the Acquiring Fund shares issued to the shareholders of the Selling Fund will be issued at net asset value in exchange for the net assets of the Acquired Fund having a value equal to the aggregate per share net asset value of the Acquiring Fund shares so issued, the net asset value of the Acquiring Fund shares should remain virtually unchanged by the Reorganization.

         The investment objectives of the Acquiring Fund will be substantially similar to those of the Selling Fund and the Acquiring Fund will continue the historic business of the Selling Fund or use a significant portion of the Selling Fund's historic assets in its business.

                                   CONCLUSION

         Based on the foregoing, it is our opinion that the transfer of all of the assets of the Selling Fund, pursuant to the Agreement, in exchange for shares of the Acquiring Fund will qualify as a reorganization under Code Section 368(a).


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ABN AMRO Funds
February ___, 2002
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         Our opinions set forth above with respect to (1) the nonrecognition of gain or loss to the Selling Fund and the Acquiring Fund, (2) the basis and holding period of the assets received by the Acquiring Fund, (3) the nonrecognition of gain or loss to the Selling Fund's shareholders upon the receipt of the Acquiring Fund shares, and (4) the basis and holding period of the Acquiring Fund shares received by the Selling Fund shareholders, follow as a matter of law from the opinion that the transfer under the Agreement will qualify as a reorganization under Code Section 368(a).

         The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

         Our opinions are limited to those federal income tax issues specifically considered herein and are addressed to and are only for the benefit of the Trust. We do not express any opinion as to any other federal income tax issues, or any state or local law issues, arising from the transactions contemplated by the Agreement. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

         We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form N-14 (File No. 333-_____) relating to the Reorganization.

                                              Very truly yours,


                                              VEDDER, PRICE, KAUFMAN & KAMMHOLZ



DJS